EXHIBIT 4.35

Execution Copy

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of September 28, 2012, is entered into by and between:

SHANDA GAMES INTERNATIONAL PTE. LTD., a company organized and existing under the laws of the Republic of Singapore (“Singapore”), having its principal office at One Fusionopolis Way, Connexis North #05-10, Singapore 138632 (the “Seller”); and

ACTOZ SOFT CO., LTD., a company organized and existing under the laws of the Republic of Korea (“Korea”) having its principal office at 6F KPX B/D, 473 Gongdeok-dong, Mapo-gu, Seoul, Korea (the “Purchaser” and together with the Seller, the “Parties” and each a “Party”).

WHEREAS:

A.	The Seller is the record owner of 1,684,500 shares of the common stock, with the par value of KRW 500 per share (the “Common Stock”), and 910,944 shares of the preferred stock, with the par value of KRW 500 per share (the “Preferred Stock” and together with the Common Stock, the “Capital Stock”), of Eyedentity Games, Inc. (the “Company”), a company organized and existing under the laws of Korea, having its principal office at 534 Samsungro, Gangnam-gu, Seoul, Korea, representing 100% of the total issued and outstanding shares of the Company; and

B.	The Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, 532,066 shares of the Common Stock, representing 20.5% of the total issued and outstanding shares of the Capital Stock of the Company (the “Target Shares”), upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section	1: Sale and Purchase of Target Shares

1.1	The consideration payable by the Purchaser for the Target Shares shall be the fair market value of the Target Shares as at the Closing Date (as defined in Section 2) which is KRW 113,516,281,100 (the “Purchase Price”). The Purchaser agrees to purchase from the Seller, and the Seller agrees to sell to the Purchaser, the Target Shares on the Closing Date upon payment by the Purchaser to the Seller of the Purchase Price pursuant to Section 1.2 hereof.

1.2	The Purchaser hereby agrees to pay the Purchase Price, minus the amount of any withholdings for capital gains tax and securities transaction tax as set forth in Section 5, to the Seller by wire transfer.

1.3	The Purchaser shall pay (A) KRW 60,000,000,000, minus the amount of any withholdings for capital gains tax and securities transaction tax as set forth in Section 5, at the Closing (the “Initial Payment”), and (B) KRW 53,516,281,100, at any time on or before the first anniversary of the Closing Date at the Purchaser’s sole discretion, or within five (5) business days after the Purchaser raised funds through general public offering or private placement in the capital market, whichever is earlier, plus any interests accrued there on at the rate of 3.7% per annum, minus the amount of any withholding taxes for such interest payment (the “Second Payment”).

Section	2: Closing

The closing of the purchase and sale of the Target Shares contemplated under this Agreement (the “Closing”) shall be held at the office of the Purchaser, at 10:00 a.m. (Korea time) as soon as practicable following the satisfaction of the conditions precedent as set forth in Section 4, but in no event later than December 31, 2012 or such other date as agreed between the Parties (the “Closing Date”).

2.1	At Closing:

2.1.1	The Seller shall deliver to the Purchaser the following documents:

(a)	certificates representing the Target Shares, duly endorsed for transfer to the Purchaser free and clear of any liens, encumbrances and restrictions; and

(b)	a certified copy of the shareholder registry on which the Purchaser is registered as the holder of the Target Shares.

2.1.2	The Purchaser shall pay the Initial Payment to the Seller by wire transfer to a bank account designated in writing by the Seller at least one (1) business day prior to the Closing Date.

2.2	The Purchaser shall make the Second Payment to the Seller by wire transfer to a bank account designated in Section 2.1.2, at anytime on or before the first anniversary of the Closing Date at the Purchaser’s sole discretion, or within five (5) business days after the Purchaser raised funds through general public offering or private placement in the capital market, whichever is earlier.

Section	3: Representation and Warranties

3.1	The Seller represents and warrants to the Purchaser that:

(i)	The Seller has been duly organized, is validly existing and is in good standing (if applicable) under the laws of Singapore, and has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder;

(ii)	The execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and, assuming due authorization, execution and delivery by the other Party thereto, constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). This Agreement is in proper legal form to be enforceable against the Seller in accordance with its terms in Korea and to ensure the legality, validity, enforceability or admissibility into evidence in Korea of this Agreement, and it is not necessary that this Agreement be filed or recorded with any court or other authority in Korea;

(iii)	On the date hereof and on the Closing Date, the Seller is the only record and beneficial owner of the Target Shares and has good and marketable title to the Target Shares, free and clear of any and all lien, pledge, mortgage, security interest, lease, charge, conditional sales contract, option, restriction, reversionary interest, right of first refusal or other transfer restriction, voting trust arrangement, preemptive right, claim, easement or any other encumbrance, adverse claim or right or demands of any nature whatsoever (“Liens or Other Encumbrances”) (including any restriction on the right to vote, sell or otherwise dispose of the Target Shares). The Seller has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver the Target Shares to the Purchaser as provided in this Agreement free and clear of any and all Liens or Other Encumbrances (including any restriction on the right to vote, sell or otherwise dispose of the Target Shares). The Seller will transfer and deliver to the Purchaser at the Closing valid title to such Shares free and clear of any and all Liens or Other Encumbrances (including any restriction on the right to vote, sell or otherwise dispose of the Target Shares);

(iv)	The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby do not and will not (a) violate, conflict with or result in a breach by the Seller of the organizational documents of the Seller, (b) violate, conflict with or result in a breach of, or constitute a default by the Seller (or create an event which, with or without notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien or Other Encumbrance upon such properties of the Seller or on the Target Shares under, any contract to which the Seller or any of its properties may be bound, (c) violate or result in a breach of any governmental order or applicable law or (d) require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration by the Seller with, any governmental authority;

(v)	There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of the Seller, threatened against or affecting, the Seller or any of its properties before any governmental authority which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have an adverse impact on the ownership of the Target Shares or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement;

(vi)	Other than as set forth in Schedule 3.1(vi), the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental authority;

(vii)	The Company is a joint stock corporation duly organized and validly existing under the laws of Korea, with the power and authority (corporate and other) to own, lease and operate its properties and conduct its business as currently conducted, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification;

(viii)	The authorized Capital Stock of the Company is 2,595,444 shares with par value 500 Won per share. 1,684,500 shares of Common Stock are issued and outstanding and 910,944 shares of Preferred Stock are issued and outstanding. All such issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable and except for such shares of Common Stock and Preferred Stock, there exist no other shares of capital stock or other equity related securities of the Company;

(ix)	There are outstanding stock options (the “Stock Options”) to purchase an aggregate of 87,000 shares of Common Stock, none of which are vested, and an aggregate of 17,500 shares of Common Stock are reserved for issuance pursuant to the issuance of Stock Options approved by the shareholders of the Company on December 11, 2009, September 7, 2010 and February 1, 2012 (the “Stock Option Grants”);

(x)	All outstanding capital shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth above, there are no outstanding (a) shares of capital stock or voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (c) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in sub-clause (a), (b) and (c), the “Company Securities”);

(xi)	Except for this Agreement and the Stock Option Grants, there is no contract or obligation of any kind (and no authorization therefore has been given) obligating the Company or any other person (a) to issue or sell, or cause to be issued or sold, any Company Securities; or (b) to repurchase, redeem or otherwise acquire any Company Securities;

(xii)	The execution, delivery and performance by any Party of this Agreement and the consummation by any Party of the transactions contemplated hereby do not and will not (a) violate, conflict with or result in a breach by the Company of the articles of incorporation of the Company, (b) violate, conflict with or result in a breach of, or constitute a default (or create an event which, with or without notice or lapse of time or both, would constitute a default) under or give rise to any right of termination, cancellation or acceleration under, or give rise to a loss of any benefit to which the Company is entitled under any contract to which the Company is a party or under which the Company or any of its assets or properties may be bound, (c) violate or result in a breach of any governmental order or applicable law, or (d) result in the creation of any Lien or Other Encumbrance upon any of the assets or properties of the Company;

(xiii)	Other than as set forth in Schedule 3.1(xiii), the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental authority;

(xiv)	No consents from third parties are necessary in order to complete the sale of any Target Shares or to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement, without (a) causing the termination of any material agreement to which the Company is a party, (b) causing a material interruption of the business of the Company, (c) giving rise to an obligation of the Company to any director, officer or employee of the Company, immediately or upon termination of employment of such director, officer or employee following a specified period or upon a specified event, or (d) triggering any other provision of any agreement to which the Company or any Seller is a party and the triggering of which would have, or could be reasonably expected to have, individually or in the aggregate, a material adverse effect;

(xv)	Attached hereto as Schedule 3.1(xv) are copies of the (i) audited financial statements of the Company (and the notes and schedules thereto) as of and for the year ended December 31, 2011 and (ii) unaudited financial statements of the Company as of and for the six months ended June 30, 2012. Such financial statements are collectively referred to herein as the “Financial Statements.” The Financial Statements (a) are true, correct and complete and have been prepared in accordance with the books and records of the Company, (b) have been prepared in accordance with Korean GAAP, applied on a consistent basis throughout the periods indicated therein, and (c) fairly present the financial condition and results of operations and cash flows of the Company, as of the dates and for the periods to which they relate, subject to normal adjustments in connection with audit in the case of any unaudited interim financial statements, which will not be material in amount or significance in the aggregate;

(xvi)	Except as set forth in Schedule 3.1(xvi), since July 1, 2012, the Company has conducted it business only in the ordinary course of business consistent with past practices and there has not been (a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; (b) any amendment of the memorandum and articles of incorporation or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company; (c) any splitting, combination or reclassification of any shares of capital stock of the Company or declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any Company Securities; (d) (x) any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of any Company Securities, other than the issuance of Company Securities to certain of the Company’s employees pursuant to the Stock Option Grants or (y) any amendment of any term of any Company Security, whether by merger, consolidation or otherwise; any incurrence of any capital expenditures or any obligations or liabilities in respect thereof by the Company; any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, by the Company of any assets, securities, properties, interests or businesses; (e) any sale, lease or other transfer, or creation or incurrence of any Lien or Other Encumbrance on any assets, securities, properties, interests or businesses of the Company; (f) the making by the Company of any loans, advances or capital contributions to, or investments in, any other person; (g) the creation, incurrence, assumption or sufferance to exist by the Company of any indebtedness for borrowed money or guarantees thereof; (h) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company; (i) the entry into, amendment or modification, or termination of any material agreement or waiver, release or assignment of any material rights, claims or benefits of the Company; (j) (1) the grant or increase of any severance or termination payment to (or amend any existing arrangement with) any director, officer or employee of the Company, (2) any increase in benefits payable under any existing severance or termination payment policies or employment agreement or service agreement, (3) the entry into any employment, deferred compensation or other similar agreement (or amendment of any such existing agreement) with any director, officer or employee of the Company, (4) the establishment, adoption or amendment of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or (5) any increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company; (k) any labor dispute or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees; (l) any change in the Company’s methods of accounting, except as required by concurrent changes in Korean GAAP as agreed to by its independent public accountants; (m) any settlement, or offer or proposal to settle (x) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company, (y) any shareholder litigation or dispute against the Company; or (z) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby; or (n) any tax election, change any annual tax accounting period made or changed, any method of tax accounting adopted or changed, any tax returns amended or claims for tax refunds filed, any tax claim, audit or assessment settled, or any right to claim a tax refund, offset or other reduction in tax liability surrendered;

(xvii)	There are no material liabilities of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability, other than liabilities provided for in the Financial Statements;

(xviii)	(x) (a) The Company is not indebted, either directly or indirectly, to the Seller or any of its affiliates in any amount whatsoever and (b) no Seller or its affiliate is, directly or indirectly, a party to or otherwise an interested party with respect to any contract with the Company, and (y) with respect to such contract as disclosed in Schedule 3.1(xviii), if any, the Company has entered into each such contract in a bona fide, arm’s-length manner;

(xix)	Since July 1, 2012, the Company has not, directly or indirectly, including through any of its affiliates: (i) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company, or to or for any affiliate of any director or executive officer of the Company, or (ii) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Company, or any affiliate of any director or executive officer;

(xx)	All tax returns, reports and statements required to be filed by the Company (the “Tax Returns”) have been filed on a timely basis with the appropriate governmental authority, and all Tax Returns reflect accurately the tax liabilities of the Company for the periods, properties, or events covered thereby in all material respects. All taxes, including those called for by the Tax Returns, or claimed to be due by any governmental authority from the Company, or upon or measured by properties, assets, capital, turnover, or income of the Company, have been paid (other than taxes that are not due and have been adequately reserved for on the relevant Financial Statements). There is no tax examination, inquiry, or audit by any governmental authority presently pending or threatened against the Company. All taxes which the Company is required by applicable law to withhold or collect have been withheld or collected and have been paid over to the proper governmental authority or are properly held by the Company for such payment. The Company has no tax liability, or tax obligation of any nature, whether, absolute, contingent or otherwise, except for any tax liabilities that are (a) fully reflected on the Financial Statements, or (b) incurred in the ordinary course of business consistent with past practices since July 1, 2012;

(xxi)	(a) The Company has good and marketable title to, or in the case of leased property and assets, have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Financial Statements, or acquired after July 1, 2012, except for properties and assets sold since July 1, 2012 in the ordinary course of business consistent with past practices. None of such property or assets is subject to any Lien or Other Encumbrance. Each lease, sublease or license (each, a “Lease”) under which the Company leases, subleases or licenses any real property is valid and in full force and effect and the Company has not violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and the Company has not received notice that it has breached, violated or defaulted under any Lease. The property and assets owned or leased by the Company, or which it otherwise has the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Company and are adequate to conduct such businesses as currently conducted;

(xxii)	(a) The approvals of and from all governmental authorities affecting, or relating in any way to, the properties, assets, or business of the Company (the “Government Licenses”) are in full force and effect, (b) neither the Seller nor the Company has a reasonable basis to believe that any regulatory body is considering modifying, suspending or revoking any Government License, (c) the Company is in compliance with the provisions of the Government Licenses, and no condition exists that with or without notice or lapse of time or both would constitute a material default under any of the Government Licenses, (d) the Government Licenses do not contain any restrictions or conditions except such restrictions or conditions as would not reasonably be expected to have a material adverse effect, individually or in the aggregate, and (e) none of the Government Licenses will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby;

(xxiii)	(a) The Company does not have any material liabilities in respect of actual or contingent employment termination payments to employees (including any severance payments, any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing). (b) There are no disputes pending or, to the knowledge of the Company, threatened against, the Company by any trade union or other representatives of its employees. The Company has not entered into any collective bargaining agreement with any labor union. (c) The Company (x) is in compliance with all Applicable Laws in all material respects relating to its employees, consultants, dispatched, subcontracted or outsourced workers and independent contractors, including all such Applicable Laws, Contracts, policies or plans relating to wages, hours, collective bargaining, compensation, benefits, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity, collection and payment of withholding and/or social contribution taxes and similar Taxes, national pension, national medical insurance, worker’s compensation insurance, unemployment insurance and other mandatory social security matters, and (y) is not engaged, in any material respect, in any unfair labor practice or discriminatory employment practice. (d) No employee or former employee of the Company will become entitled to any bonus, retirement, severance, job security or similar benefit or such enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby;

(xxiv)	Except as otherwise disclosed to the Purchaser, the Company is not a party to or bound by: (a) any contract which contains restrictions with respect to payment of dividends or any other distribution in respect of its Capital Stock, (b) any contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for payment by the Company in excess of KRW 40,000,000 (either individually or in the aggregate), (c) any contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), (d) any loan or advance by the Company to any person which involves an amount in excess of KRW 40,000,000 (either individually or in the aggregate), or any contract relating to the making of any such loan, advance or investment, (e) any contract requiring payment by the Company of an amount in excess of KRW 40,000,000 per year (either individually or in the aggregate), (f) any contract limiting in any respect or otherwise restricting the ability of the Company to engage in any line of business or to compete with any person in any location or which would so limit the freedom of the Company or any of its affiliates after the Closing Date, (g) any warranty, guaranty or similar undertaking with respect to contractual performance extended by the Company other than in the ordinary course of business consistent with past practices, (h) any contract providing for the sale by the Company of materials, supplies, goods, services, equipment or other assets that provides for the annual payment to the Company of KRW 40,000,000 or more or aggregate payments to the Company of KRW 50,000,000 or more, (i) any collective bargaining agreement with any labor union or other representative of employees, (j) any contract that governs any joint venture, partnership or other cooperative arrangement or any other relationship involving a sharing of profits, (k) any contract relating to the acquisition or disposition of any business (whether by merger, sale of share, sale of assets or otherwise), (l) any option, license, franchise or similar agreement, (m) any agency, dealer, sales representative, marketing or other similar agreement; (n) any contract with (1) the Seller or any of its affiliates, (2) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Seller or any of its affiliates, (3) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the Seller or any of its affiliates or (4) any director or officer of the Seller or any of its affiliates or any affiliates of any such director or officer, (o) any agreement under which any director, officer or employee of the Company is prohibited from or restricted in engaging in any business or activities competing with the Company, (p) any contract that requires a consent to or otherwise contains a provision relating to a “change of control”, or that would prohibit or delay the consummation of the transactions contemplated by this Agreement, (q) any contract for any reimbursement, subsidy, or similar arrangement with any governmental authority or any person controlled by a governmental authority, (r) any other contract or plan not made in the ordinary course of business that is material to the Company, any material amendment, modification or supplement in respect of any of the foregoing. Except for failures to be in force or effect, breaches, violations or defaults which would not reasonably be expected to be, individually or in the aggregate, material to the Company, each material agreement is a valid and binding agreement of the Company, and is in full force and effect, and none of the Company or, to the knowledge of the Company or the Seller, any other party thereto is in default or breach under the terms of any such material agreement, and, to the knowledge of the Company and the Seller, no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute any event of default thereunder;

(xxv)	(a) The Company owns, or is licensed to use or distribute, as applicable, pursuant to a written agreement (in each case, free and clear of any Liens or Other Encumbrances), all intellectual property used in, distributed by the Company in or necessary for the conduct of its business as currently conducted. (b) The Company holds all right, title and interest in and to all intellectual property owned by the Company and all of the Company’s licenses under the intellectual property licensed by the Company, free and clear of any Lien or other Encumbrance. (c) The Company has not infringed, misappropriated or otherwise violated the intellectual property of any person. Except as set forth in Schedule 3.1(xxv), the Company has not received any written notice or otherwise has knowledge of any pending or threatened claim, action, suit, order, investigation or proceeding with respect to any intellectual property used or distributed by the Company or alleging that any services provided, processes used or products distributed, manufactured, used, imported, offered for sale or sold by the Company infringes, misappropriates or otherwise violates any intellectual property of any person. (d) To the knowledge of the Company, no person has challenged, infringed, misappropriated or otherwise violated any intellectual property owned or licensed by the Company. (e) The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or impair the right of the Purchaser to distribute, develop, use, sell, license or dispose of, or to bring any action for the infringement of, any intellectual property owned by the Company. (f) All software owned by the Company was (1) developed by employees of the Company working within the scope of their employment at the Company, (2) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment or who have agreed in writing to effect such assignment, which ultimately runs in favor of the Company as assignee, which assignments have conveyed or will convey to the Company ownership of all of such person’s rights in the Intellectual Property relating to such developments, or (3) acquired in connection with acquisitions in which the Company obtained appropriate representations, warranties or indemnities from the transferring party relating to the title to such intellectual property;

(xxvi)	There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of the Company and the Seller, threatened against or affecting, the Company or any of its assets or properties before any governmental authority which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have a material adverse effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement;

(xxvii)	(a) The Company is not in violation of, has not violated, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect. (b) None of the Company nor any of its directors, officers, employees or agents has made any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value to any government official or political party for purposes of influencing any act or decision of such official or party in his or its official capacity, in order to obtain or retain business or secure any improper advantage. (c) None of the Company Securities are, to the knowledge of the Company and the Seller, beneficially or legally owned or held by any government official who is in a position to award or influence decisions favorable to the Company or by any close family member of, or any entity directly or indirectly owned by, such a Person. To the knowledge of the Company and the Seller, none of the officers or directors of the Company is a government official (or close family member of a government official) who is in a position to award or influence decisions favorable to the Company;

(xxviii)	The books and records of the Company are true and correct in all material respects and have been maintained in accordance with Applicable Laws and good business practices so as to permit the Company to prepare its financial statements in accordance with Korean GAAP. The minute books of the Company accurately reflect all material actions and proceedings taken to date by the shareholders, board of directors and committees of the Company and such minute books contain true and complete copies of the charter documents of the Company and all related amendments. The stock record books of the Company reflect accurately all transactions in their respective capital stock of all classes; and

(xxix)	None of the documents or information delivered to the Purchaser in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading. The financial projections relating to the Company delivered to the Purchaser are made in good faith and are based upon reasonable assumptions, and neither the Company nor the Seller is aware of any fact or set of circumstances that would lead them to believe that such projections are incorrect or misleading.

3.2	The Purchaser represents and warrants to the Seller that:

(i)	it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(ii)	it has the corporate power and authority, and has taken all necessary corporate action to authorize, execute, deliver and perform this Agreement; and

(iii)              this Agreement has been duly executed and delivered by it.

3.3	Each of the Seller and the Purchaser agrees that the representations and warranties of such Party made herein shall be deemed to be reaffirmed in all respects at and as of the Closing Date, as though made at and as of such date.

Section	4: Conditions Precedent to the Closing

4.1	The Purchaser will have no obligation to consummate the transaction contemplated under this Agreement at the Closing unless:

(i)	each of the representations and warranties set forth in Section 3.1 hereof shall be true and correct;

(ii)	The Seller shall have performed, or complied with, all of its obligations, covenants, agreements and conditions required under this Agreement to be performed or complied with by it, on or prior to the Closing;

(iii)	the Purchaser shall have obtained the approval from its board of directors for the signing and entering into this Agreement and the transaction contemplated hereunder;

(iv)	the Seller shall have obtained the approval from its board of directors for the signing and entering into this Agreement and the transaction contemplated hereunder;

(v)	all necessary notification to, and approvals from, the governmental authorities for the Purchaser to purchase the Target Shares, which are required in connection with the transactions contemplated hereby, including but not limited to the acceptance by a foreign exchange bank of filing of a report on transfer of shares pursuant to the Foreign Investment Promotion Law, shall have been made or obtained, as the case may be, and such approvals shall not be subject to any conditions that, individually or in the aggregate, have had or are reasonably likely to have an adverse effect on the performance of this Agreement;

(vi)	There shall neither be in effect any threatened or imposed injunction or other binding order of any governmental authority having jurisdiction over any Party or the Target Shares that prohibits the transaction contemplated hereunder, nor any pending proceeding that questions the validity of, or seeks to enjoin or otherwise restrict, the transaction contemplated hereunder No provision of any applicable law shall prohibit the consummation of the Closing;

(vii)	No material adverse change to the business, operations, management, assets and liabilities, condition (financial or otherwise), results of operations of the Company shall have occurred subsequent to the date hereof;

(viii)	The shareholders’ agreement by and between the Seller, the Purchaser and the Company shall have been executed.

Section	5: Covenants

5.1	Each of the Seller, on the one hand, and the Purchaser, on the other hand, shall use commercially reasonable efforts to obtain and to cooperate in obtaining any consent, approval, authorization or order of, and in making any registration or filing with, any governmental authority or other person required in connection with the execution, delivery or performance of this Agreement, including without limitation any filings pursuant to (i) the Foreign Investment Promotion Act of Korea, (ii) the Securities Act of 1933 and the Securities Exchange Act of 1934 of the United States of America, and (iii) any other applicable laws.

5.2	Each Party shall keep confidential, and shall cause its officers, directors, and employees to keep confidential, the terms and conditions hereof (collectively, the “Confidential Information”) except as the Purchaser and the Seller mutually agree otherwise; provided that any Party may disclose Confidential Information (i) to the extent advised by competent legal advisors that such disclosure is required by applicable law and so long as, where such disclosure is to a governmental authority, such party shall use all reasonable efforts to obtain confidential treatment of the Confidential Information so disclosed, (ii) to the extent required by the rules of any stock exchange, (iii) to its officers, directors, employees and professional advisors as necessary to the performance of its obligations in connection herewith so long as such party advises each person to whom the Confidential Information is so disclosed as to the confidential nature thereof, and (iv) to its investors and any person otherwise providing substantial debt or equity financing to such party so long as the party advises each person to whom the Confidential Information is so disclosed as to the confidential nature thereof.

5.3	The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

5.4	From the date hereof until the Closing Date, the Seller shall, and shall cause the Company to, conduct the Company’s business in the ordinary course consistent with past practice and use its best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its Government Licenses, (iii) keep available the services of its directors, officers and key employees, (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it, (v) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice and (vi) continue to make capital expenditures consistent with the Company’s budget for the year ended 2012.

Section	6: Taxes

6.1	The Purchaser shall withhold appropriate capital gains tax and securities transaction taxes from the Purchase Price, and shall file and pay capital gains tax and securities transaction taxes to the district tax office within due date. In order that the Purchaser can calculate capital gains tax and securities tax appropriately, the Seller shall provide all necessary documents/evidences to the Purchaser without delay.

6.2	The Purchaser shall be responsible for filing and paying deemed acquisition tax, if applicable.

Section	7: Indemnification

7.1	The Seller shall indemnify and hold harmless the Purchaser, its affiliates and their respective directors, officers, employees, agents and representatives (the “Purchaser Indemnitee”), from and against and in respect of any and all Indemnifiable Losses, directly or indirectly, arising out of or relating to (i) any breach of any of the representations and warranties by the Seller under Article 3, and (ii) any breach, violation or non-fulfillment of any covenants or agreements by the Seller hereunder; provided, however, that (a) the Purchaser Indemnitees shall not have the right to be indemnified pursuant to this Section 7.1 unless and to the extent, with respect to any claims, the Purchaser Indemnitees shall have suffered, incurred, sustained or become subject to Indemnifiable Loss when aggregated exceeding KRW 500,000,000, and (b) the maximum liability of the Seller under this Agreement shall not exceed 50% of the Purchase Price actually paid by the Purchaser hereunder.

7.2	The Purchaser shall indemnity and hold harmless the Seller, its affiliates and their respective directors, officers, employees, agents and representatives (the “Seller Indemnitee” and together with the Purchaser Indemnitee, collectively, the “Indemnitee”), from and against and in respect of any and all Indemnifiable Losses, directly or indirectly, arising out of or relating to any breach, violation or non-fulfillment of any covenants or agreements by the Purchaser hereunder; provided, however, that (a) the Seller Indemnitees shall not have the right to be indemnified pursuant to this Section 7.2 unless and to the extent, with respect to any claims, the Seller Indemnitees shall have suffered, incurred, sustained or become subject to Indemnifiable Loss when aggregated exceeding KRW 500,000,000, and (b) the maximum liability of the Seller under this Agreement shall not exceed 50% of the Purchase Price actually paid by the Purchaser hereunder.

7.3	The warranties, representations and covenants of each of the Seller and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and for a period of one (1) year following the Closing.

7.4	For purposes of Sections 7.1 and 7.2, the term “Indemnifiable Loss” means, with respect to any Indemnitee, any action, cost, damage, disbursement, expense, liability, obligation, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable, including, but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, that is reasonably incurred in the investigation, collection, prosecution and defense of claims and may be imposed on or otherwise incurred or suffered by such Indemnitee.

Section	8: Termination

8.1	This Agreement may be terminated prior to the Closing Date by the Parties hereto upon their mutual written agreement to do so.

8.2	In case of termination pursuant to Section 8.1 above, neither of the Parties hereto shall have any liability to perform any obligation in respect of this Agreement.

Section	9: Miscellaneous

9.1	Each Party shall bear its own expenses in connection with this Agreement, including without limitation any transfer or assignment expenses. Any expenses due to be paid by the Purchaser and advanced by the Seller shall be reimbursed by the Purchaser.

9.2	Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding between the Parties with respect to the subject matter hereof, and supersedes and preempts any prior understandings, agreements or representations between the Parties, written or oral, that may have related to the subject matter hereof in any way.

9.3	In case any provision of this Agreement is fully or in part invalid or unenforceable, this will not affect the validity and enforceability of the other provisions of this Agreement. The invalid or unenforceable provision then will be considered replaced by a valid and enforceable provision, which comes as close as possible to the economic purpose intended by the invalid or unenforceable provision.

9.4	This Agreement shall be governed by the laws of Korea.

9.5	Any dispute arising from the conclusion, the interpretation or the implementation of this Agreement shall be dealt with by the top management representative of each Party through amicable conciliation. In the event that the dispute is unsettled within ninety (90) days of the date any Party made a written demand for amicable consultation, then the dispute shall be finally settled by the exclusive jurisdiction of the Seoul Central District Court.

9.6	This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

9.7	The English language text of the Agreement shall prevail over any translation thereof.

[THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective duly authorized representatives as of the date first above written.

SHANDA GAMES INTERNATIONAL PTE. LTD.

By:	/s/ Xiangdong Zhang
Name: Xiangdong Zhang Title: Chief Executive Officer of Shanda Games International Pte. Ltd.

ACTOZ SOFT CO., LTD.

By:	/s/ Tunghai Chien
Name: Tunghai Chien Title: Representative Director of Actoz Soft Co., Ltd.

[Signature Page to SPA]